 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 19, 2024, entitled "Buy-back of shares to share programmes for employees".

Equinor ASA: Buy-back of shares to share programmes for employees

Please see below information about transactions made under the buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR) for shares to be used in the share-based incentive programmes for employees and management.

Date on which the buy-back programme was announced: 7 February 2024.

The duration of the buy-back programme: 15 February 2024 to 15 January 2025.

Size of the buy-back programme: The total purchase amount under the programme is NOK 1,156,000,000 and the maximum shares to be acquired is 16,800,000 shares, of which up to 7,400,000 shares can be acquired in the period from 15 February 2024 to 15 May 2024, and up to 9,400,000 shares can be acquired in the period from 16 May 2024 to 15 January 2025.

On 15 March 2024, Equinor ASA has purchased a total of 482,159 own shares at the Oslo Stock Exchange at an average price of NOK 279.9906 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
15 March 2024	482,159	279.9906	134,999,988

Previously disclosed buy-backs under the programme (accumulated)	693,724	259.4690	179.999,873

Total buy-backs under the programme	1,175,883	267.8837	314,999,860

Following the completion of the above transactions, Equinor ASA owns a total of 73,771,566 own shares, corresponding to 2.46% of Equinor ASA’s share capital, including shares purchased under the previous buy-back programme for the share-based incentive programmes for employees, and shares purchased under Equinor’s disclosed buy-back programmes which will be used to reduce the issued share capital of the company.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 19, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer